Exhibit 99.1

Media Release

Planegg/Munich, Germany, July 16, 2021

MorphoSys Concludes a US$ 100 Million Capital Increase to

Implement the Purchase of 1,337,552 shares by Royalty Pharma

MorphoSys AG (FSE: MOR; NASDAQ: MOR) (“MorphoSys”) today announced that its Management Board, with the approval of the Supervisory Board, has passed a resolution to increase the share capital of MorphoSys AG by issuing 1,337,552 new ordinary shares from the Authorized Capital 2021-II, excluding pre-emptive rights of existing shareholders, to implement the purchase of 1,337,552 new ordinary shares by Royalty Pharma Investments 2019 ICAV, a subsidiary of Royalty Pharma plc (NASDAQ: RPRX) (“Royalty Pharma”). The new ordinary shares represent 3.9% of the registered share capital of MorphoSys following the capital increase.

“We’re pleased that Royalty Pharma is taking an equity position in MorphoSys as part of the long-term strategic finance partnership the two companies entered into this year,” said Sung Lee, Chief Financial Officer of MorphoSys.

Royalty Pharma’s share purchase in the aggregate amount of US$ 100 million is part of the funding agreement with MorphoSys for the now completed acquisition of Constellation Pharmaceuticals; the agreement has become effective upon the completion of the merger on 15 July 2021. Royalty Pharma has purchased the 1,337,552 new ordinary shares at a price of € 63.35 per share, the volume-weighted average price of MorphoSys shares five trading days on the Frankfurt Stock Exchange (Xetra) prior to the merger, representing a premium of 12.1% to today’s closing market price on the Frankfurt Stock Exchange (Xetra). The new MorphoSys shares will be listed on the Frankfurt Stock Exchange. Royalty Pharma has agreed, subject to limited exceptions, not to sell or otherwise transfer any of the new ordinary shares for a period of twelve months.

About MorphoSys

MorphoSys (FSE & NASDAQ: MOR) is a biopharmaceutical company dedicated to the discovery, development and commercialization of innovative therapies for people living with cancer and autoimmune diseases. Based on its leading expertise in antibody and protein technologies, MorphoSys is advancing its own pipeline of new drug candidates and has created antibodies that are developed by partners in different areas of unmet medical need. In 2017, Tremfya® (guselkumab) – developed by Janssen Research & Development, LLC and marketed by Janssen Biotech, Inc. for the treatment of plaque psoriasis – became the first drug based on MorphoSys’ antibody technology to receive regulatory approval. In July 2020, the U.S. Food and Drug Administration granted accelerated approval of the company’s proprietary product Monjuvi® (tafasitamab-cxix) in combination with lenalidomide in patients with a certain type of lymphoma. Headquartered near Munich, Germany, the MorphoSys Group, including the fully owned U.S. subsidiaries MorphoSys US Inc. and Constellation Pharmaceuticals, Inc., has more than 750 employees. For more information visit www.morphosys.com or www.morphosys-us.com.

Monjuvi® is a registered trademark of MorphoSys AG.

Tremfya® is a registered trademark of Janssen Biotech, Inc.

Forward Looking Statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys’ expectations may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys’ reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’ Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

MorphoSys Contacts

Investor Contact

Dr. Julia Neugebauer

Senior Director

Tel: +49 (0)89 / 899 27 179

julia.neugebauer@MorphoSys.com

Myles Clouston

Senior Director

Tel: +1 857-772-0240

myles.clouston@MorphoSys.com

Media Contact

Thomas Biegi

Vice President

Tel.: +49 (0)89 / 89927 26079

thomas.biegi@MorphoSys.com

Jeanette Bressi

Director, US Communications

Tel: +1 617-404-7816

jeanette.bressi@MorphoSys.com